UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (12 April 2016)
Announcement Director/PDMR Shareholding (19 April 2016)

Diageo PLC - Director/PDMR Sharholding
Dated 12 April 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 11 April 2016 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

    (i) the following director of the Company was allocated Ordinary Shares on 11 April 2016 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
K Mikells	10

    (ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 April 2016 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	9
D Cutter	9
S Moriarty	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.16.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 April 2016 that Dr FB Humer, a director of the Company, had purchased 432 Ordinary Shares on 11 April 2016 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.16.

3. It received notification on 11 April 2016 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan (the "Plan") received Ordinary Shares in respect of the interim dividend paid on 7 April     2016,as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	718

Name of PDMR
N Blazquez	469
D Cutter	5
S Fischer	12
S Moriarty	593

    The Ordinary Shares were purchased on 7 April 2016 (with a settlement date of 12 April 2016) at a price of £19.20.

The Ordinary Shares referred to in items 1, 2 and 3 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	66,425
K Mikells	13,560 (of which 13,520 are held as ADS)*

Name of PDMR	Number of Ordinary Shares
N Blazquez	98,821
D Cutter	8,824
S Fischer	17,340
S Moriarty	52,630

A Syed
Company Secretarial Assistant
12 April 2016

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Director/PDMR Shareholding
Dated 19 April 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 18 April 2016 of the following Persons Discharging Managerial Responsibilities ("PDMR"), as participants in the dividend reinvestment programme connected with the US Stock Purchase Plan (also       known as the US Sharevalue Plan), received American Depository Shares ("ADS")* in respect of the Company's interim dividend paid on 12 April 2016, as follows:

Name of PDMR	Number of ADSs
B Franz	22
J Kennedy	4
D Mahlan	38
S Saller	25

The ADSs were purchased on 12 April 2016 at a price of $109.14 per ADS.

2.   It received notification on 18 April 2016 that the following director, as a participant in the Diageo Dividend Reinvestment Plan (the "Plan") received Ordinary Shares in respect of the interim dividend paid on 7 April 2016, as       follows:

Name of Director	Number of Ordinary Shares
Ho KwonPing	50

The Ordinary Shares were purchased on 7 April 2016 (with a settlement date of 12 April 2016) at a price of £19.20.

The ADSs and Ordinary Shares referred to in items 1 and 2 above were purchased on the New York Stock Exchange and the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Ho KwonPing	4,353
Name of PDMR	Number of Ordinary Shares
J Kennedy	65,804 (of which 61,208 are held as ADS)
D Mahlan	307,839 (of which 138,610 are held as ADS)

Name of PDMR	Number of ADSs
B Franz S Saller	19,116 19,342

A Syed
Company Secretarial Assistant
19 April 2016

*1 ADS is the equivalent of 4 Ordinary Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 May 2016	By: /s/A Syed
Name: A Syed
Title: Company Secretariat